Filed Pursuant to Rule 424(b)(2)
Registration No. 333-276600

PRICING SUPPLEMENT No. 3, dated August 1, 2024

(To prospectus, dated January 19, 2024, and

prospectus supplement, dated January 19, 2024)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series I (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated January 19, 2024, as supplemented by the prospectus supplement, dated January 19, 2024 (together, the “prospectus supplement”), and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $1,000,000,000 aggregate principal amount of 5.153% Fixed-to-Floating Rate Senior Notes due August 5, 2032 (the “Notes”) of Truist Financial Corporation (“Truist” or the “Company”). Terms used but not defined herein shall have the respective meanings set forth in the prospectus supplement.

Key Terms	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAT9 / US89788MAT99
Series	Series I (Senior)
Form of Note	Book-Entry
Principal Amount	$1,000,000,000
Trade Date	August 1, 2024
Issue Date	August 5, 2024 (T+2)
Stated Maturity	August 5, 2032
Reset Date	August 5, 2031
Distribution	Underwritten basis
Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof
Issue Price (Dollar Amount and Percentage of Principal Amount)	$1,000,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$997,900,000
Interest Rate (and, if applicable, related Interest Periods)

☒   Fixed Rate Note (during the fixed rate period)

☐   CMT Rate Note

☐   Reuters Page FRBCMT

☐   Reuters Page FEDCMT

☐ One-Week ☐ One-Month

☐   Commercial Paper Rate Note

☐   CORRA Note

☐   EURIBOR Note

☐   Federal Funds Rate Note

☐(effective) ☐ (open) ☐ (target)

☐   Prime Rate Note

☒   SOFR Note (during the floating rate period)

☒   Compounded SOFR Note with Observation Period Shift

☐   Compounded SOFR Index Note with Observation Period Shift

☐   SONIA Rate Note

☐   Compounded SONIA Rate Note with Observation Shift Convention

☐   Compounded SONIA Rate Note with Observation Lookback Convention

☐   Compounded SONIA Index Note with Compounded Index Convention

☐   Treasury Rate Note

☐   Zero Coupon Note

☐   Other Base Rate:

Fixed Rate Period	The period from, and including, the Issue Date to, but excluding, the Reset Date.
Floating Rate Period	The period from, and including the Reset Date to, but excluding, the Stated Maturity.
Fixed Interest Rate	During the fixed rate period, 5.153% per annum payable in arrears for each semi-annual Interest Period.
Floating Interest Rate	During the floating rate period, the Base Rate as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period.
Base Rate	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period in accordance with the specific formula and provisions described under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the accompanying prospectus supplement.
Spread	+157.1 basis points
Spread Multiplier	Not applicable
Index Source	As published by SOFR administrator
Index Maturity	Daily
Interest Periods

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Stated Maturity or earlier redemption date).

Interest Payment Dates	With respect to the fixed rate period, February 5 and August 5 of each year, commencing on February 5, 2025 and ending on the Reset Date.

With respect to the floating rate period, February 5, May 5, August 5, and November 5 of each year, commencing on November 5, 2031 and ending on the Stated Maturity.
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	With respect to each Interest Period during the floating rate period, the date two U.S. Government Securities Business Days preceding the applicable Interest Payment Date or redemption date, as applicable.
Interest Reset Dates	For the floating rate period, each Interest Payment Date.
Observation Period	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Maximum Interest Rate	Maximum rate permitted by New York law
Minimum Interest Rate	Zero
Day Count Convention	With respect to the fixed rate period, 30/360. With respect to the floating rate period, Actual/360.
Business Day	With respect to the fixed rate period, New York and Charlotte. With respect to the floating rate period, New York, Charlotte and U.S. Government Securities Business Day.
Business Day Convention	With respect to the fixed rate period, Following Unadjusted Business Day convention. With respect to the floating rate period, Modified Following Business Day convention.
Optional Make-Whole Redemption	At any time after the date that is 180 days after the Issue Date (or, if additional notes are issued, after the date that is 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Stated Maturity), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the Make-Whole Redemption Price as described under “Description of Notes—Redemption—Optional Make-Whole Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Make-Whole Spread	+20 basis points
Optional Redemption	The Company may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after June 5, 2032 (two months prior to the Stated Maturity) and prior to the Stated Maturity, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Supplemental Description of the Notes—Redemption.” Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Calculation Agent	U.S. Bank Trust Company, National Association
Original Issue Discount Notes	Not applicable
Prohibition of Sales to EEA and UK Investors	Not applicable
Additional Terms	Not applicable

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are not secured.

Investing in the Notes involves risk. Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-4 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission, which are incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated January 19, 2024

•	Prospectus Supplement dated January 19, 2024

	Per Note(1)	Total
Price to Public	100.000%	$1,000,000,000
Underwriters’ Discount	0.210%	$2,100,000
Net Proceeds (Before Expenses) to Us	99.790%	$997,900,000

(1)	Plus accrued interest, if any, from August 5, 2024, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, on or about August 5, 2024.

Joint Book-Running Managers

Truist Securities	Goldman Sachs & Co. LLC	Morgan Stanley	RBC Capital Markets

Co-Managers

Independence Point Securities	Piper Sandler

August 1, 2024

RECENT DEVELOPMENTS

Truist’s Second Quarter 2024 Financial Results

On July 22, 2024, we reported earnings for the second quarter of 2024. Outlined below is a summary of those results. Our second quarter 2024 consolidated financial results below are unaudited and preliminary. Such results are based on information available to management as of the date of the earnings report and is subject to completion by management of our financial statements as of and for the period ended June 30, 2024. There can be no assurance that actual results for the second quarter will not differ from these preliminary financial data and any such changes could be material. Complete quarterly results will be included in our Quarterly Report on Form 10-Q for the period ended June 30, 2024, which we expect to file with the SEC on or before August 9, 2024, which will contain more detailed information than is included below. Our second quarter 2024 consolidated financial results below should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2023, our Quarterly Report on Form 10-Q for the periods ended March 31, 2024, and our recast of certain financial information related to discontinued operations and operating segments for the year ended December 31, 2023 in the Current Report on Form 8-K, which are incorporated by reference herein.

Comparisons noted in this section summarize changes from second quarter of 2024 compared to first quarter of 2024 on a continuing operations basis, unless otherwise noted.

The preliminary financial data included in this document has been prepared by, and is the responsibility of, Truist’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Earnings Overview— Second Quarter 2024 Compared to First Quarter 2024

Net income available to common shareholders was $826 million, or $0.62 per diluted share compared to net income available to common shareholders of $1.1 billion or $0.81 per diluted share in the first quarter of 2024. The current quarter includes a gain on the sale of TIH of $6.9 billion ($4.8 billion after-tax), or $3.60 per share (which is reported as a part of the Company’s discontinued operations), securities losses of $6.7 billion ($5.1 billion after-tax), or $3.80 per share, from the strategic balance sheet repositioning of a portion of the available-for-sale investment securities portfolio, a charitable contribution to the Truist Foundation of $150 million ($115 million after-tax), or $0.09 per share, and restructuring charges of $96 million ($73 million after-tax), or $0.05 per share, for continuing and discontinued operations.

Taxable-equivalent net interest income for the second quarter of 2024 was up $155 million, or 4.5%, compared to the first quarter of 2024 primarily due to the impacts of the proceeds from the sale of TIH and balance sheet repositioning. The net interest margin was 3.03%, up 14 basis points.

The yield on the average total loan portfolio was 6.44%, up six basis points and the yield on the average securities portfolio was 2.77%, up 31 basis points primarily due to investment in higher yielding, shorter duration securities as part of the balance sheet repositioning.

The average cost of total deposits was 2.09%, up six basis points and the average cost of short-term borrowings was 5.58%, down four basis points compared to the prior quarter. The average cost of long-term debt was 4.87%, up 13 basis points.

Noninterest income was down $6.7 billion compared to the first quarter of 2024 primarily due to $6.7 billion of securities losses resulting from the balance sheet repositioning, lower investment banking and trading income, partially offset by higher mortgage banking income and other income. Excluding securities losses, noninterest income was $1.4 billion, flat compared to the first quarter of 2024.

Noninterest expense was up $141 million, or 4.8%, compared to the first quarter of 2024 due to a $150 million charitable contribution to the Truist Foundation (other expense), an increase in personnel expense and professional fees and outside processing expense, partially offset by a $62 million decline in the FDIC special assessment (regulatory costs) compared to the first quarter of 2024 and lower restructuring charges. Restructuring charges for both quarters include severance charges as well as costs associated with continued facilities optimization initiatives. Adjusted noninterest expense, which excludes the charitable contribution, the FDIC special assessment, restructuring charges, and the amortization of intangibles, increased $70 million, or 2.6%, compared to the prior quarter. The higher effective tax rate in the current quarter compared to the first quarter of 2024 is due to a tax benefit on the pre-tax loss, which is driven by the discrete impact of the balance sheet repositioning of securities.

Balance Sheet Overview— Second Quarter 2024 Compared to First Quarter 2024

Average loans held for investment decreased $2.3 billion, or 0.7%, compared to the prior quarter. Average commercial loans decreased 0.7% due to a decline in the commercial and industrial portfolio. Average consumer loans decreased 0.9% due to declines in the residential mortgage and indirect auto portfolios.

Average deposits for the second quarter of 2024 were $388.0 billion, a decrease of $1.0 billion, or 0.3%, compared to the prior quarter. Average noninterest-bearing deposits decreased 1.2% compared to the prior quarter and represented 27.7% of total deposits for the second quarter of 2024 compared to 28.0% for the first quarter of 2024. Average time deposits decreased 1.6%. Average money market and savings accounts and interest checking increased 0.4% and 0.3%, respectively.

Asset Quality

Nonperforming assets totaled $1.5 billion at June 30, 2024, flat compared to March 31, 2024, as declines in the commercial and industrial and commercial construction portfolio were offset by an increase in the CRE portfolio. Nonperforming loans and leases held for investment were 0.46% of loans and leases held for investment at June 30, 2024, up one basis point compared to March 31, 2024.

Loans 90 days or more past due and still accruing totaled $489 million at June 30, 2024, down two basis points as a percentage of loans and leases compared with the prior quarter. Excluding government guaranteed loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.04% at June 30, 2024, unchanged from March 31, 2024.

Loans 30-89 days past due and still accruing of $1.8 billion at June 30, 2024 were up $75 million, or three basis points as a percentage of loans and leases, compared to the prior quarter due to increases in the residential mortgage and indirect auto portfolios, partially offset by a decline in the commercial and industrial portfolio.

The allowance for credit losses was $5.1 billion and includes $4.8 billion for the allowance for loan and lease losses and $302 million for the reserve for unfunded commitments. The ALLL ratio was 1.57%, up one basis point compared with March 31, 2024. The ALLL covered nonperforming loans and leases held for investment 3.4X, flat compared to March 31, 2024. At June 30, 2024, the ALLL was 2.7X annualized net charge-offs, compared to 2.4X at March 31, 2024.

Dividends and Capital

Capital ratios significantly strengthened compared to the regulatory requirements for well capitalized banks. Truist’s CET1 ratio was 11.6% as of June 30, 2024, up 150 basis points compared to March 31, 2024 due to the sale of TIH and organic capital generation, partially offset by the balance sheet repositioning. Truist did not repurchase any shares in the second quarter of 2024. Truist’s board of directors has authorized a $5 billion share repurchase program through 2026 as part of the Company’s overall capital distribution strategy, with share repurchases expected to begin during the third quarter of 2024. Truist declared common dividends of $0.52 per share during the second quarter of 2024 and plans to maintain its current quarterly common stock dividend, subject to approval by its board of directors.

Truist completed the 2024 CCAR process and received a preliminary SCB requirement of 2.8% for the period October 1, 2024 to September 30, 2025, down 10 basis points from the SCB requirement for the period October 1, 2023 to September 30, 2024. The Federal Reserve will provide Truist with its final SCB requirement by August 31, 2024.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Truist Securities, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a syndicated terms agreement, dated August 1, 2024 (the “terms agreement”), among us and the underwriters named below (the “underwriters”), incorporating the terms of a distribution agreement, dated as of January 19, 2024, among us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$265,000,000
Goldman Sachs & Co. LLC	235,000,000
Morgan Stanley & Co. LLC	235,000,000
RBC Capital Markets, LLC	235,000,000
Independence Point Securities LLC	15,000,000
Piper Sandler & Co.	15,000,000

Total	$1,000,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the second business day following the date the Notes are priced (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

LEGAL MATTERS

In the opinion of Mayer Brown LLP, as counsel to the Company, when the Notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such Notes, and delivered against payment as contemplated herein, the Notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the Business Corporation Act of the State of North Carolina. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated January 19, 2024, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024.

Sidley Austin LLP, New York, New York, will pass upon certain matters for the underwriters.